Michael L. Seneski Chief Financial Officer	One American Road Dearborn, Michigan 48126

April 4, 2014

Rule 83 Confidential Treatment Requested by Ford Motor Credit Company LLC

Via EDGAR and Federal Express
Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Ford Motor Credit Company LLC Form 10-K for Fiscal Period Ended December 31, 2013 Filed February 18, 2014 File No. 001-06368

Dear Mr. Rodriguez:

The enclosed documents are being furnished to you in conjunction with the comment and request for information set forth in your letter of March 19, 2014 regarding the Annual Report on Form 10-K filed for the year ended December 31, 2013 (the “2013 10-K Report”) filed by Ford Motor Credit Company LLC (“Ford Credit”). Our response to the comment letter was submitted through EDGAR on April 4, 2014.

The enclosed documents are excerpts from the funding section of Ford Credit’s December 2013 business plan. These pages reflect the funding plan for Ford Credit’s two largest non-U.S. operations, Canada and FCE (Ford Credit Europe). These documents are indicative of the materials Ford Credit’s management uses to determine the extent to which non-U.S. earnings will be returned to the United States.

The enclosed documents contain confidential business information, the disclosure of which could compromise Ford Credit’s competitive position. Although we are not filing these documents or otherwise including them as part of our formal response through EDGAR, in an abundance of caution, we are nevertheless requesting confidential treatment of the documents pursuant to Rule 83 of the SEC’s Rules on Information Requests (17 C.F.R. § 200.83).

If you would like to discuss these materials or our formal response, please call Jane Carnarvon at (313) 248-1496, David Witten at (313) 845-8476, or me at (313) 322-1774.

Sincerely,

/s/ Michael L. Seneski

Michael L. Seneski
Chief Financial Officer

Enclosures

cc:	Jane Carnarvon, Vice President of Accounting, Ford Credit David Witten, Attorney

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